SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934

Graphic Packaging Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

388688 10 3

(CUSIP Number)

Paul S. Bird, Esq.	Ms. Theresa A. Gore
Debevoise & Plimpton	Clayton Dubilier & Rice
919 Third Avenue	Fund V Limited Partnership
New York, NY 10022	1409 Foulk Road, Suite 106
(212) 909-6000	Wilmington, Delaware 19803

(302) 477-1679

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 8, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP No. 388688 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Clayton Dubilier & Rice Fund V Limited Partnership

2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 34,222,500 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 34,222,500 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,222,500 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.	Percent of Class Represented by Amount in Row (11) 17.2%(1)

14.	Type of Reporting Person PN

(1)           Based on 199,444,048 shares outstanding as of the close of business on Friday, August 8, 2003.

CUSIP No. 388688 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CD&R Associates V Limited Partnership

2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 34,222,500 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 34,222,500 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,222,500 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.	Percent of Class Represented by Amount in Row (11) 17.2% (1)

14.	Type of Reporting Person PN

(1)           Based on 199,444,048 shares outstanding as of the close of business on Friday, August 8, 2003.

CUSIP No. 388688 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CD&R Investments Associates II, Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 34,222,500 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 34,222,500 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,222,500 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.	Percent of Class Represented by Amount in Row (11) 17.2% (1)

14.	Type of Reporting Person CO

(1)           Based on 199,444,048 shares outstanding as of the close of business on Friday, August 8, 2003.

CUSIP No. 388688 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CD&R Investment Associates, Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 34,222,500 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 34,222,500 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,222,500 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.	Percent of Class Represented by Amount in Row (11) 17.2% (1)

14.	Type of Reporting Person CO

(1)           Based on 199,444,048 shares outstanding as of the close of business on Friday, August 8, 2003.

CUSIP No. 388688 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CD&R Cayman Investment Associates, Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 34,222,500 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 34,222,500 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,222,500 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.	Percent of Class Represented by Amount in Row (11) 17.2% (1)

14.	Type of Reporting Person CO

(1)           Based on 199,444,048 shares outstanding as of the close of business on Friday, August 8, 2003.

CONTINUATION PAGES TO SCHEDULE 13D

Item 1.	Security and Company.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share (the “Company Common Stock”) of Graphic Packaging Corporation, a Delaware corporation formerly named Riverwood Holding, Inc. (the “Company”). The principal executive offices of the Company are located at 814 Livingston Court, Marietta, Georgia 30067.

Item 2.	Identity and Background.
The names of the persons filing this Schedule 13D (each a “Reporting Person” and, collectively, “Reporting Persons”) are:
(1) Clayton, Dubilier & Rice Fund V Limited Partnership, a Cayman Islands exempted limited partnership (“CDR Fund V”),
(2) CD&R Associates V Limited Partnership, a Cayman Islands exempted limited partnership (“Associates V”),
(3) CD&R Investment Associates II, Inc., a Cayman Islands exempted company (“Associates II Inc.”),
(4) CD&R Investment Associates, Inc., a Delaware corporation (“Associates Inc.”), and
(5) CD&R Cayman Investment Associates, Inc., a Cayman Islands exempted company (“Associates Cayman Inc.”).
CDR Fund V is a private investment fund that invests in equity and equity related securities.
Associates V is the general partner of CDR Fund V.
Associates II Inc. is the managing general partner of Associates V.
Associates Inc. and Associates Cayman Inc. are general partners of Associates V.
The principal offices of CDR Fund V, Associates V, Associates II Inc., Associates Inc. and Associates Cayman Inc. are located at 1403 Foulk Road, Suite 106, Wilmington, Delaware 19803.

The principal business of CDR Fund V, Associates V, Associates II Inc., and Associates Cayman Inc. is located at Ugland House, 113 South Church Street, Georgetown, Grand Cayman, Cayman Islands, BWI.  The principal business of Associates Inc. is located at 1403 Foulk Road, Suite 106, Wilmington, Delaware 19803.

To the best knowledge of the Reporting Persons, the name, business address, citizenship, present principal occupation or employment of each director and executive officer of each of the Reporting Persons, the name and principal business of any corporation or other organization in which such employment is conducted, and any other information concerning the Reporting Persons and other persons and entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D are set forth in Schedule A and incorporated herein by this reference.

During the last five years, none of the Reporting Persons or, to the best of their knowledge, the persons listed in Schedule A hereto (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (2) was a party to a civil proceeding of a judicial or administrative body (excluding matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On March 25, 2003, Riverwood Holding, Inc. (“Riverwood”), Graphic Packaging International Corporation (“GPIC”) and Riverwood Acquisition Sub LLC, a wholly-owned subsidiary of Riverwood (“Acquisition Sub”), entered into the Agreement and Plan of Merger, as amended by an Amendment No. 1, dated as of July 11, 2003 (the “Merger Agreement”), providing, among other things, for the merger of GPIC with and into Acquisition Sub, with Acquisition Sub continuing as the surviving company (the “Merger”).  The Merger Agreement was approved by the stockholders of GPIC on August 7, 2003, and the Merger was consummated on August 8, 2003.  Pursuant to the terms of the Merger Agreement, on August 8, 2003, Riverwood filed a Certificate of Merger with the Secretary of State of Delaware (“Closing Date”), and the Merger was effective as of the filing of such certificate (“Effective Time”).  On June 6, 2003, the board of directors of Riverwood approved the name change of Riverwood to Graphic Packaging Corporation, to be effective after the completion of the Merger.

Prior to the completion of the Merger, Riverwood restated its certificate of incorporation to reclassify its outstanding shares of capital stock, so that each outstanding share of its Class A common stock, par value $0.01 per share, and Class B common stock, par value $0.01 per share, were converted to the right to receive 15.21 shares of a new single series of Riverwood common stock, par value $0.01 per share (the “Riverwood Stock Split”).  Prior to the completion of the Merger, Riverwood also entered into a rights agreement, containing customary terms and conditions for a stockholder rights plan, and designated 500,000 shares of Riverwood preferred stock as Series A junior participating preferred stock, such shares to be reserved for issuance upon the exercise of the rights.

At the completion of the Merger, each share of GPIC common stock, par value $0.01, issued and outstanding immediately before the completion of the Merger, together with the associated rights issued under the GPIC stockholder rights plan, but excluding shares of GPIC common stock owned by Riverwood, GPIC or any of their respective subsidiaries, was converted, after the Riverwood Stock Split, into one share of common stock of Riverwood and associated rights issued under the stockholders rights plan.

In connection with the Merger, CDR Fund V, EXOR Group S.A. (“Exor”), Riverwood and certain Coors family stockholders as listed on Schedule B hereto (the “Coors Family Stockholders”) (collectively, the “Stockholders”) entered into a Stockholders Agreement, dated as of March 25, 2003, as amended by an Amendment No. 1, dated as of April 29, 2003, and by an Amendment No. 2, dated as of June 12, 2003 (the “Stockholders Agreement”), relating to nominees for the Company’s board of directors, class allocation, committee membership and other matters.  In addition, Riverwood, The1818 Fund II, L.P., HWH Investment Pte. Ltd, J.P. Morgan Partners (BHCA), L.P., First Plaza Group Trust, Madison Dearborn Capital Partners, L.P., Wolfensohn-River LLC (collectively, the “Other Riverwood Stockholders”), CDR Fund V, Exor and the Coors Family Stockholders entered into the Amended and Restated Registration Rights Agreement, dated as of March 25, 2003 (the “Registration Rights Agreement”), providing those stockholders with the right to request registration of their Company Common Stock or participate in registered offerings by the Company under certain circumstances.  This Schedule 13D describes the Stockholders Agreement and the Registration Rights Agreement in Item 6.

The Merger Agreement, the Stockholders Agreement and the Registration Rights Agreement (collectively, the “Agreements”) are included with this Schedule 13D as Exhibits 1, 2, 3, 4 , 5 and 6 respectively, and are incorporated into this Item 3 by reference.  Any summary of these documents and agreements and the transactions described in this Schedule 13D is qualified in its entirety by the specific language of the Agreements.

On March 27, 1996, CDR Fund V acquired 2,250,000 shares of Class A common stock, par value $0.01, of Riverwood (the “Original Investment”).  CDR Fund V obtained funds for the purchase of Riverwood common stock by capital contributions from its partners.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Company Common Stock for investment purposes.  The Reporting Persons retain the right to change their investment intent.  The Reporting Persons pursue an investment objective that seeks capital appreciation.  The Reporting Persons will continuously analyze the operations, capital structure and markets of companies in which they invest, including the Company, through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management).  As a result of these activities and subject to the limitations set forth in the Stockholders Agreement, one or more of the Reporting Persons may participate in interviews or hold discussions with third parties or with management in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value.  Such suggestions or positions may relate to one or more of the transactions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a), including, without limitation, such matters as disposing of one or more businesses, selling the Company or acquiring another company or business, changing operating or marketing strategies, adopting, not adopting, modifying or eliminating certain types of anti-takeover measures, restructuring the Company’s capitalization, reviewing dividend and compensation policies, entering into agreements with third parties relating to acquisitions of securities issued or to be issued by the Company, entering into agreements with the management of the Company relating to acquisitions of shares of the Company by members of management, issuance of options to management or their employment by the Company.

Except as described herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a).

Item 5.	Interest in Securities of the Company

(a) - (b)(i) By virtue of its Original Investment and the transactions consummated in connection with the Merger, CDR Fund V may be deemed to beneficially own 132,454,905 shares of the Company Common Stock representing approximately 65.9% of the Company Common Stock, based on 199,444,048 shares outstanding as of the close of business on August 8, 2003 and assuming the exercise of all options held by the Coors Family Stockholders.

(ii) By virtue of its position as a general partner of CDR Fund V, Associates V may be deemed to be a beneficial owner of all of the Company Common Stock in which CDR Fund V has beneficial ownership.

(iii) By virtue of its position as a managing partner of Associates V, Associates II Inc. may be deemed to be the beneficial owner of all of the Company Common Stock in which CDR Fund V has beneficial ownership.

(iv) By virtue of its position as a general partner of Associates V, each of Associates Inc. and Associates Cayman Inc. may be deemed to be the beneficial owner of all of the Company Common Stock in which CDR Fund V has beneficial ownership.

(v) Each of Associates V, Associates Inc., Associates II Inc. and Associates Cayman Inc., disclaims beneficial ownership of the Company Common Stock owned by CDR Fund V.

(vi) By virtue of the Stockholders Agreement, the CDR Fund V, Coors Family Stockholders and Exor may constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act. As members of the group, CDR Fund V, the Coors Family Stockholders, and Exor may be deemed to beneficially own the Company Common Stock beneficially owned by the members of the group as a whole. Each of the Reporting Persons expressly disclaims beneficial ownership of those Company Common Stock held by any other member of the group.

(vii) Neither the filing of this Schedule 13D nor any of its contents shall be construed as an admission that any of the Reporting Persons is, for the purpose of

Section 13(d) of the Exchange Act, the beneficial owner of Company Common Stock other than those which they acquired pursuant to the Original Investment and the transactions consummated in connection with the Merger.

(viii) Except as described in Sections (a)(i) – (v), no other person is a beneficial owner of the Company Common Stock in which CDR Fund V has direct beneficial ownership.
(c) The responses to Items 3, 4, and 6 of this Schedule 13D are incorporated herein by reference.

(d) No other person is known by CDR Fund V to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Company Common Stock held by CDR Fund V.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Company.

The responses to Items 3 and 4 of this Schedule 13D and the Exhibits to this Schedule 13D are incorporated herein by reference.  The following is a summary of the Stockholders Agreement and the Registration Rights Agreement.

Stockholders Agreement

Board of Directors.  The Stockholders Agreement provides that the board of directors of the Company will consist of nine members, classified into three classes.  Each of the three classes will consist initially of three directors, the initial terms of which will expire, respectively, at the first, second and third annual meetings of stockholders following the completion of the Merger.

Immediately after the Effective Time, the board of directors will consist of Jeffrey H. Coors (who will be Executive Chairman), Harold R. Logan, Jr. and John D. Beckett (who currently are GPIC directors), Stephen M. Humphrey, Kevin J. Conway, John R. Miller, Martin D. Walker and G. Andrea Botta (who currently are Riverwood directors) and an additional designee to be selected by the CDR Fund V.

The stockholders party to the Stockholders Agreement have further expressed their intention that the board of directors of Graphic Packaging International, Inc., the principal operating entity of the Company, will have the same composition after the completion of the Merger as the Company’s board of directors.

Designation Rights.  The Stockholders Agreement provides that the Coors family representative, the CDR Fund V and Exor will have the right, subject to requirements related to stock ownership, to designate a person for nomination for election to the board of directors.  Each such director will be designated to that class of directors whose initial term expires at the third annual meeting of stockholders following the completion of the Merger.

The Coors family representative is entitled to designate one person for nomination for election to the board for so long as the Coors Family Stockholders, in the aggregate, own at least 5% of the fully diluted shares of the Company Common Stock.  The CDR Fund V will be entitled to designate one person for nomination for election to the board:  (1) for so long as it owns at least 5% of the fully diluted shares of the Company Common Stock, or (2) for so long as it owns less than 5% of such shares the Other Riverwood Stockholders, the CDR Fund V and Exor continue to own, in the aggregate, at least 30% of such shares.  Exor will be entitled to designate one person for nomination for election to the board for so long as it owns at least 5% of the fully diluted shares of the Company Common Stock.

Pursuant to the Stockholders Agreement, at each meeting of the stockholders of the Company at which directors of the Company are to be elected, the Company will recommend that the stockholders elect to the board of directors of the Company the designees of the individuals designated by the Coors family representative, the CDR Fund V and Exor.  In addition, for so long as Stephen M. Humphrey serves as the Chief Executive Officer of the Company, the Stockholders Agreement provides that he will be nominated for election to the board at any meeting of the stockholders at which directors of his class are to be elected.

Independent Directors.  The Stockholders Agreement further provides that each of the other directors, not designated in the manner described above, will be a Company independent director (as defined below) designated for nomination by the nominating and corporate governance committee of the board.  In the event that the Coors family representative, the CDR Fund V or Exor loses the right to designate a person to the board, such designee will resign immediately upon receiving notice from the nominating and corporate governance committee that it has identified a replacement director, and will resign in any event no later than 120 days after the designating person or entity loses the right to designate such designee to the board.  At such time as Mr. Humphrey is no longer the Chief Executive Officer of the Company, he will similarly resign upon receipt of notice from the nominating and corporate governance committee and, in any event, no later than 120 days after ceasing to serve as Chief Executive Officer.

A “Company independent director” is a director who (1) is not an officer or employee of the Company or any of its affiliates, (2) is not an officer or employee of any stockholder party to the Stockholders Agreement or, if such stockholder is a trust, a direct or indirect beneficiary of such trust and (3) meets the standards of independence under applicable law and the requirements applicable to companies listed on the New York Stock Exchange.

Agreement to Vote for Directors; Vacancies.  Each party to the Stockholders Agreement agrees to vote all of the shares owned by such stockholder in favor of Mr. Humphrey (for so long as he is the Chief Executive Officer of the Company) and each of the parties’ designees to the board, and to take all other steps within such stockholder’s power to ensure that the composition of the board is as contemplated by the Stockholders Agreement.

As long as the Coors family representative, the CDR Fund V or Exor, as the case may be, has the right to designate a person for nomination for election to the board, at any time at which the seat occupied by such party’s designee becomes vacant as a result of death, disability, retirement, resignation, removal or otherwise, such party will be entitled to designate for appointment by the remaining directors an individual to fill such vacancy and to serve as a director.  Riverwood and each of the stockholders party to the Stockholders Agreement has agreed to take such actions as will result in the appointment to the board as soon as practicable of any individual so designated by the Coors family representative, the CDR Fund V or Exor.

At any time at which a vacancy is created on the board as a result of the death, disability, retirement, resignation, removal or otherwise of one of the independent directors before the expiration of his or her term as director, the nominating and corporate governance committee will notify the board of a replacement who is a Company independent director.  Each of the Company and the stockholders party to the Stockholders Agreement have agreed to take such actions as will result in the appointment of such replacement to the board as soon as practicable.

Actions of the Board; Affiliate Agreements.  The Stockholders Agreement provides that actions of the board will require the affirmative vote of at least a majority of the directors present in person or by telephone at a duly convened meeting at which a quorum is present, or the unanimous written consent of the board, except that a board decision regarding the merger, consolidation or sale of substantially all the assets of the Company will require the affirmative vote of a majority of the directors then in office.  In addition, a decision by the company to enter into, modify or terminate any agreement with an affiliate of the Coors Family Stockholders, the CDR Fund V or Exor will require the affirmative vote of a majority of the directors not nominated by a stockholder which, directly or indirectly through an affiliate, has an interest in that agreement.

Board Committees. The Stockholders Agreement provides for the board to have an audit committee, a compensation and benefits committee and a nominating and corporate governance committee as follows:

•               The audit committee will have three members, consisting of the directors designated by the CDR Fund V and the Coors family representative and one Company independent director, or such other members as the CDR Fund V and the Coors family representative may mutually agree.  The audit committee will have the authority, at its discretion, to invite the director designated by Exor to attend meetings of the audit committee as a non-voting observer.

•               The compensation and benefits committee will have three members, consisting of the directors designated by the CDR Fund V and the Coors family representative and one Company independent director, or such other members as the CDR Fund V and the Coors family representative may mutually agree.  No employee of the company or its subsidiaries will serve on this committee.  The director designated by Exor will have the right to attend meetings of the compensation and benefits committee as a non-voting observer.

•               The nominating and corporate governance committee will have five members, consisting of the directors designated by the CDR Fund V, the Coors family representative and Exor and two Company independent directors, or such other members as the CDR Fund V, the Coors family representative and Exor shall mutually agree.  No employee of the company or its subsidiaries (other than Jeffrey H. Coors) will serve on this committee.

Each of the Company and the stockholders party to the Stockholders Agreement have agreed to take all steps within their power to ensure that the composition of the board’s committees are as provided in the Stockholders Agreement.  The rights described above of each of the CDR Fund V, the Coors family representative and Exor to have its director designee sit as a member of board committees will cease at such time as such stockholder holds less than 5% of the fully diluted shares of the Company Common Stock, except that the CDR Fund V will continue to have such right so long as the stockholders of Riverwood immediately before the completion of the Merger own, in the aggregate, at least 30% of the fully diluted shares of the Company’s common stock.  The board will fill any committee seats that become vacant in the manner provided in the preceding sentence with Company independent directors.  The board is prohibited from forming an executive committee.

Observation and Information Rights; Directors Emeritus.  The Stockholders Agreement provides that The 1818 Fund II, L.P., a stockholder of Riverwood before the completion of the Merger, will have the right to designate Lawrence C. Tucker to attend meetings of the board of directors and to receive copies of all written materials provided to the board.  This right will terminate at such time as The 1818 Fund II, L.P. transfers (other than to affiliated permitted transferees) 50% or more of the Company’s common stock held by such entity at the completion of the Merger.  Mr. Tucker will not have any right to vote on any matter presented to the board.

Under the Stockholders Agreement, the Coors family representative will have the right to designate William K. Coors as an emeritus director of the Company, and the CDR Fund V will have the right to designate B. Charles Ames as an emeritus director of the Company.  In such capacities, Mr. William Coors and Mr. Ames will have the right to attend meetings of the board and to receive copies of all written materials provided to the board.  Mr. William Coors’ position as emeritus director will terminate at such time as the Coors Family Stockholders, in the aggregate, hold less than 5% of the fully diluted shares of the Company Common Stock.  Mr. Ames’ position as emeritus director will terminate at such time as the CDR Fund V holds less than 5% of the fully diluted shares of the Company Common Stock and the stockholders of Riverwood immediately before the completion of the Merger hold, in the aggregate, less than 30% of the fully diluted shares of the Company Common Stock.  Mr. William Coors and Mr. Ames will not have any right to vote on any matter presented to the board.

Mr. Tucker, Mr. William Coors, Mr. Ames and each of the recipients of information rights will be obliged to the maintain the confidentiality of information received in connection with the exercise of their respective rights.  As Mr. Tucker, Mr. William Coors and Mr. Ames will not be serving as directors of the Company, they will not have director fiduciary duties to the Company or its stockholders.

Transfer Restrictions.  The stockholders party to the Stockholders Agreement have agreed not to transfer any shares of the Company Common Stock during the restricted period (defined below), except for (1) transfers to certain affiliated permitted transferees that agree to be bound by the Stockholders Agreement, and (2) a sale to the public pursuant to an effective registration statement filed under the Securities Act.  After the expiration of the restricted period, each such stockholder may also transfer Company Common Stock pursuant to Rule 144 or other applicable exemptions from registration, subject to any holdback obligations that such stockholder may have under the Amended and Restated Registration Rights Agreement, dated as of March 25, 2003, among Riverwood, the Coors family stockholders named therein, CDR Fund V, Exor, and the other Riverwood stockholders named therein.  The “restricted period” begins at the effective time of the Merger and continues until the earlier of (1) such time as 50% or more of the issued and outstanding shares of the Company Common Stock have been publicly distributed or sold, or are being actively tracked on a national securities exchange or interdealer quotation system, and (2) 18 months after the effective time of the Merger.

The share certificates owned by each of the stockholders party to the Stockholders Agreement will bear customary legends with respect to transfer restrictions.

Fee Payable to Clayton Dubilier & Rice, Inc. (“CD&R, Inc.”).  On August 8, 2003, under the terms of the Stockholders Agreement, the Company paid a transaction fee of $10 million to CD&R, Inc. as consideration for its assistance in connection with negotiation of all aspects of the transaction, including the contribution analysis, financial and business due diligence, structure of the proposed refinancing and arranging for proposals by and handling negotiations with financing sources to provide funds for the refinancing.

Termination.  The Stockholders Agreement will remain in effect until terminated by unanimous agreement of the Company and the stockholder parties or until such time as no more than one of the CDR Fund V, Exor, the CDR Fund V and the other Riverwood stockholders in the aggregate, or the Coors Family Stockholders holds 5% or more of the outstanding common stock of the Company on a fully diluted basis.  In addition, the Stockholders Agreement will terminate as to any stockholder party at such time as such stockholder no longer owns any shares of the Company Common Stock.  The confidentiality provisions of the agreement will survive termination.

Registration Rights Agreement

Riverwood, CDR Fund V, Exor, the Other Riverwood Stockholders and the Coors Family Stockholders immediately before the completion of the Merger entered into the Registration Rights Agreement, under which the parties agreed to amend and restate Riverwood’s previous Registration and Participation Agreement, dated as of March 27, 1996.

The Registration Rights Agreement became effective upon the completion of the Merger. The following is a summary of the Registration Rights Agreement.

The Registration Rights Agreement provides that, after the expiration of 90 days from the effective time of the Merger, holders of 15% or more of the outstanding shares of the Company Common Stock may request that the Company effect the registration under the Securities Act all or part of such holder’s registrable securities (as defined below).  Upon receipt of such a request, the Company is required to promptly give written notice of such requested registration to all holders of registrable securities and, thereafter, to use its reasonable best efforts to effect the registration under the Securities Act of all registrable securities which it has been requested to register pursuant to the terms of the Registration Rights Agreement.  After the expiration of 180 days after the closing of an initial secondary offering, holders of 5% or more of the outstanding shares of the Company Common Stock may again request that the Company effect the registration under the Securities Act of all or part of such holder’s registrable securities.  In all cases, the Company’s obligations to register the registrable securities are subject to the minimum and maximum offering size limitations set forth below.

With respect to the first two requests to effect registration of registrable securities, the Company will not be required to effect such registration if such requests relate to less than 15% of the outstanding shares of common stock or, without the approval of the board of directors, more than 25% of the outstanding shares.  Any request for registration of registrable securities after the first two requests will be subject to a minimum offering size of 5% of the outstanding shares of Company Common Stock.

“Registrable securities” means:
• all shares of Company Common Stock owned by the CDR Fund V, Exor or the Other Riverwood Stockholders;
• all shares of Company Common Stock issued to the Coors family stockholders in connection with the Merger;
• all securities that were registrable securities under the original registration rights agreement;
• all shares of Company Common Stock issued after March 25, 2003 to members of management or directors of the Company for so long as any such shares constitute restricted securities; and

•                                            any securities issued or issuable with respect to any Company Common Stock referred to above as a result of a conversion, exchange, stock dividend or distribution, stock split or reverse stock split, combination, recapitalization, merger, consolidation or other reorganization thereof.

If the stockholders party to the Registration Rights Agreement request registration of any of their shares, the Company is required to prepare and file a registration statement with the SEC as soon as possible, and no later than 60 days after receipt of the request.

The Company will pay all expenses in connection with the first four successfully effected registrations requested.

The stockholders party to the Registration Rights Agreement have the right to request that any offering requested by them under the Registration Rights Agreement be an underwritten offering.  The Company will have the right to select one or more underwriters to administer the requested offering, but the selection of underwriters will be subject to approval by the holders of a majority of the shares to be included in the offering.

The Registration Rights Agreement also provides that, with certain exceptions, the parties thereto will have certain incidental registration rights in the event that the Company at any time proposes to register any of its equity securities and the registration form to be used may be used for the registration of securities otherwise registrable under the Registration Rights Agreement.

In addition to the provisions set forth above, the Registration Rights Agreement contains other terms and conditions including those customary to agreements of this kind.

The Registration Rights Agreement will terminate on the earliest of its termination by unanimous consent of the parties, the date on which no shares subject to the agreement are outstanding, or the dissolution, liquidation or winding up of the Company.

Except for the agreements described in the response to this Item 6, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.
Exhibit 1

Agreement and Plan of Merger, dated as of March 25, 2003, among Riverwood Holding, Inc., Riverwood Acquisition Sub LLC and Graphic Packaging International Corporation (incorporated herein by reference to Exhibit 2.1 to Riverwood Holding, Inc.’s Registration Statement on Form S-4, Registration No. 333-104928, filed May 2, 2003).

Exhibit 2

Amendment No. 1 to Agreement and Plan of Merger, dated as of July 11, 2003, among Riverwood Holding, Inc., Riverwood Acquisition Sub LLC and Graphic Packaging International Corporation (incorporated herein by reference to Exhibit 2.2 to Riverwood Holding, Inc.’s Amendment No. 3 to the Registration Statement on Form S-4, Registration No. 333-104928, filed July 17, 2003).

Exhibit 3

Stockholders Agreement, dated as of March 25, 2003, by and among Riverwood Holding, Inc., the Family Stockholders named therein, Clayton Dubilier & Rice Fund V Limited Partnership, EXOR Group S.A. (incorporated herein by reference to Exhibit 10.2 to Riverwood Holding, Inc.’s Registration Statement on Form S-4, Registration No. 333-104928, filed May 2, 2003).

Exhibit 4

Amendment No. 1 to Stockholders Agreement, dated as of April 29, 2003, by and among Riverwood Holding, Inc., the Family Stockholders named therein, Clayton Dubilier & Rice Fund V Limited Partnership, EXOR Group S.A. (incorporated herein by reference to Exhibit 10.2 to Riverwood Holding, Inc.’s Amendment No. 1 to the Registration Statement on Form S-4, Registration No. 333-104928, filed June 13, 2003).

Exhibit 5

Amendment No. 2 to Stockholders Agreement, dated as of June 12, 2003, by and among Riverwood Holding, Inc., the Family Stockholders named therein, Clayton Dubilier & Rice Fund V Limited Partnership, EXOR Group S.A. (incorporated herein by reference to Exhibit 10.2 to Riverwood Holding, Inc.’s Amendment No. 1 to the Registration Statement on Form S-4, Registration No. 333-104928, filed June 13, 2003).

Exhibit 6

Amended and Restated Registration Rights Agreement, dated as of March 25, 2003, by and among Riverwood Holding, Inc., the Family Stockholders named therein, Clayton Dubilier & Rice Fund V Limited Partnership, EXOR Group S.A., and the Other Riverwood Stockholders named therein (incorporated herein by reference to Exhibit 10.1 to Riverwood Holding, Inc.’s Registration Statement on Form S-4, Registration No. 333-104928, filed May 2, 2003).

Exhibit 7	Joint Filing Agreement, dated as of August 18, 2003, by and among the Reporting Persons.*

*  Filed herewith.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 18, 2003

CLAYTON, DUBILIER & RICE FUND V LIMITED PARTNERSHIP

	By:	CD&R Associates V Limited Partnership, its general partner

	By:	CD&R Investment Associates II, Inc., its managing general partner

	By:	/s/ THERESA A. GORE
Name: Theresa A. Gore
Title: Vice President and Treasurer

CD&R ASSOCIATES V LIMITED PARTNERSHIP

	By:	CD&R Investment Associates II, Inc., its managing general partner

	By:	/s/ THERESA A. GORE
Name: Theresa A. Gore
Title: Vice President and Treasurer

CD&R INVESTMENT ASSOCIATES II, INC.

	By:	/s/ THERESA A. GORE
Name: Theresa A. Gore
Title: Vice President and Treasurer

CD&R INVESTMENT ASSOCIATES, INC.

By:		/s/ THERESA A. GORE
Name: Theresa A. Gore
Title: Vice President and Treasurer

CD&R CAYMAN INVESTMENT ASSOCIATES, INC.

By:	/s/ DONALD J .GOGEL
Name: Donald J. Gogel
Title: Director

Schedule A

Directors and Executive Officers of the CD&R Entities.

Set forth below are the names, business addresses, present principal occupations or employment and five-year employment histories of each director and officer of Associates II Inc., Associates Inc., and each director and shareholder of Associates Cayman Inc. Associates Cayman Inc. has no officers. Associates II Inc. is the managing general partner of Associates V. Associates Inc. and Associates Cayman Inc. are general partners of Associates V. Associates V is the general partner of CDR Fund V.

Except with respect to Messrs. Deschamps, Quarta, and Novak, the business address of each of the persons listed below is c/o Clayton, Dubilier & Rice, Inc., 375 Park Avenue, 18th Floor, New York, New York 10152, and the business telephone number of each such person is 212-407-5200.

The business address for each of Messrs. Deschamps, Quarta, and Novak is c/o Clayton, Dubilier & Rice Limited, 55 Grosvenor Street, London, W1K 3HY, United Kingdom, and the business telephone number of each such person is 44-20-7290-5800.

Name	Title/Present Principal Occupation

Joseph L. Rice, III

Mr. Rice has been a principal of CD&R, Inc. since 1978 and currently serves as its Chairman.  Mr. Rice is a Director and the Chairman  of Associates II Inc., and Associates Inc. and is a shareholder and Director of Associates Cayman Inc.  Mr. Rice also serves as a Director of Italtel S.p.A.  Mr. Rice is a citizen of the United States of America.

Donald J. Gogel

Mr. Gogel has been a principal of CD&R, Inc. since 1989 and currently serves as its President and Chief Executive Officer.  Mr. Gogel is a Director and the President and Chief Executive Officer of Associates II Inc., and Associates Inc. and is a shareholder and Director of Associates Cayman Inc.  Mr. Gogel also serves as a Director of Acterna Corporation, Kinko’s, Inc., Brake Bros, Ltd., and Jafra Cosmetics International, Inc.  Mr. Gogel is a citizen of the United States of America.

B. Charles Ames

Mr. Ames has been a principal of CD&R, Inc. since 1987, and is a Director of Associates II Inc. and Associates Inc.  Mr. Ames serves as the  Chairman of Riverwood International Corporation and Schulte GmbH &Co. Mr. Ames also serves as a Director of Remington Arms Company, Inc.  Mr. Ames is a citizen of the United States of America.

Michael G. Babiarz

Mr. Babiarz is a principal of CD&R, Inc. and has been a professional employee of CD&R, Inc. since 1990.  Mr. Babiarz is a Director of Associates II Inc.  Mr. Babiarz also serves as a Director of Remington Arms Company, Inc.  Mr. Babiarz is a citizen of the United States of America.

Kevin J. Conway

Mr. Conway is a principal of CD&R, Inc. and has been a professional employee of CD&R, Inc. since 1994.  Mr. Conway is a Director and the Vice  President, Secretary, and Assistant Treasurer of Associates II Inc., and Associates Inc.  Mr. Conway also serves as a Director of Riverwood International Corporation and Covansys Corporation.  Mr. Conway is a citizen of the United States of America.

Bruno Deschamps

Mr. Deschamps is a principal of Clayton, Dubilier & Rice International, Inc. (“CD&R Int’l”) and Clayton, Dubilier & Rice Limited (“CD&R Ltd.”) and has been a professional employee of CD&R Ltd. and CD&R Int’l since 2002. Prior to joining CD&R Ltd. and CD&R Int’l, Mr. Deschamps was President and Chief Operating Officer of Ecolab Inc.  Mr. Deschamps is a Director of Associates II Inc. Mr. Deschamps also serves as a director of Schulte GmbH & Co. KG and Brake Bros, Ltd.  Mr. Deschamps is a citizen of France.

Theresa A. Gore

Ms. Gore has been a professional employee of CD&R, Inc. since 1994. Ms. Gore is the Vice President, Treasurer and Assistant Secretary of Associates II Inc., and Associates Inc.  Ms. Gore is a citizen of the United States of America.

Thomas E. Ireland

Mr. Ireland is a principal of CD&R, Inc. and has been a professional employee of CD&R, Inc. since 1997.  Mr. Ireland is a Director of Associates II Inc.  Mr. Ireland also serves as a Director of Jafra Cosmetics International, Inc., Remington Arms Company, Inc., and Schulte GmbH & Co. KG.  Mr. Ireland is a citizen of the United States of America.

Ned C. Lautenbach

Mr. Lautenbach is a principal of CD&R, Inc. and has been a professional employee of CD&R, Inc. since 1998.  Prior to joining CD&R, Inc., Mr. Lautenbach served as Senior Vice President and Group Executive of Worldwide Sales and Services of IBM Corporation.  Mr. Lautenbach is a Director of Associates II Inc.  Mr. Lautenbach also serves as Chairman and Chief Executive Officer of Acterna Corporation and Co-Chairman of

Covansys Corporation. Mr. Lautenbach is a citizen of the United States of America.

David A. Novak

Mr. Novak is a principal of CD&R, Int’l and CD&R Ltd. and has been a professional employee of CD&R Int’l and CD&R Ltd. since 2000.  From 1997 through January 2000, Mr. Novak was an employee of CD&R , Inc.  Mr. Novak is a Director of Associates II Inc. Mr. Novak also serves as a Director of Italtel Holding S.p.A., and Jafra Cosmetics International, Inc.  Mr. Novak is a citizen of the United States of America.

Roberto Quarta

Mr. Quarta is a principal of CD&R Int’l and CD&R Ltd. and has been a professional employee of CD&R Int’l and CD&R Ltd. since 2001.  Prior to joining CD&R, Inc., Mr. Quarta was Chief Executive Officer of BBA Group plc.  Mr. Quarta is a Director of Associates II Inc.  Mr. Quarta also serves as the Chairman of Italtel Holding S.p.A.  Mr. Quarta is a dual citizen of the United States and Italy.

James W. Rogers

Mr. Rogers is a principal of CD&R, Inc. and has been a professional employee of CD&R, Inc. since 1998.  Prior to joining CD&R, Inc., Mr. Rogers served as President and Chief Executive Officer of General Electric Company Industrial Controls Systems. Mr. Rogers is a Director of Associates II Inc.  Mr. Rogers also serves as the Chairman of both Brake Bros, Ltd. and SIRVA, Inc.  Mr. Rogers is a citizen of the United States of America.

Richard J. Schnall

Mr. Schnall is a principal of CD&R, Inc. and has been a professional employee of CD&R, Inc. since 1996.  Mr. Schnall is a Director of Associates II Inc.  Mr. Schnall also serves as a Director of Acterna Corporation, Brake Bros, Ltd., Guidance Solutions, Inc., and SIRVA, Inc. Mr. Schnall is a citizen of the United States of America.

George W. Tamke

Mr. Tamke is a principal of CD&R, Inc. and has been a professional employee of CD&R, Inc. since 2000.  Prior to joining CD&R, Inc., Mr. Tamke was Vice Chairman and Co-Chief Executive Officer of Emerson Electric Co.  Mr. Tamke is a Director of Associates II Inc.  Mr. Tamke `also serves as Chairman of Kinko’s, Inc. and Chairman of the Executive Committee of ICO Global Communications (Holdings) Limited.  Mr. Tamke is a citizen of the United States of America.

David H. Wasserman

Mr. Wasserman is a principal of CD&R, Inc. and has been a professional employee of CD&R, Inc. since 1998.  Prior to joining CD&R, Inc., Mr. Wasserman worked in the Principal Investment Area of Goldman, Sachs & Co.  Mr. Wasserman is a Director of Associates II Inc. Mr. Wasserman also serves as a Director of Kinko’s, Inc., Covansys Corporation and ICO Global Communications (Holdings) Limited.  Mr. Wasserman is a citizen of the United States of America.

Schedule B

Family Stockholders

1.                                       Adolph Coors, Jr. Trust dated September 12, 1969 by its acting Trustees:  William K. Coors, Jeffrey H. Coors, Peter H. Coors, J. Bradford Coors, and Melissa E. Coors

2.                                       Augusta Coors Collbran Trust dated July 5, 1946 by its acting Trustees:  William K. Coors, Joseph Coors, Jr., Jeffrey H. Coors, Peter H. Coors, and John K. Coors

3.                                       Bertha Coors Munroe Trust dated July 5, 1946 by its acting Trustees:  William K. Coors, Joseph Coors, Jr., Jeffrey H. Coors, Peter H. Coors, and John K. Coors

4.                                       Grover C. Coors Trust dated August 7, 1952 by its acting Trustees:  William K. Coors, Joseph Coors, Jr., Jeffrey H. Coors, Peter H. Coors, and John K. Coors

5.                                       Herman F. Coors Trust dated July 5, 1946 by its acting Trustees:  William K. Coors, Joseph Coors, Jr., Jeffrey H. Coors, Peter H. Coors, John K. Coors, and Darden K. Coors

6.                                       Janet H. Coors Irrevocable Trust FBO Frances M. Baker dated July 27, 1976, by its acting Trustees:  William K. Coors, Jeffrey H. Coors, and Peter H. Coors

7.                                       Janet H. Coors Irrevocable Trust FBO Frank E. Ferrin dated July 27, 1976, by its acting Trustees:  William K. Coors, Jeffrey H. Coors, and Peter H. Coors

8.                                       Janet H. Coors Irrevocable Trust FBO Joseph J. Ferrin dated July 27, 1976, by its acting Trustees:  William K. Coors, Jeffrey H. Coors, and Peter H. Coors

9.                                       Joseph Coors Trust dated December 14, 1988, by its acting Trustees:  William K. Coors, Joseph Coors, Jr., Jeffrey H. Coors, and Peter H. Coors

10.                                 Louise Coors Porter Trust dated July 5, 1946 by its acting Trustees:  William K. Coors, Joseph Coors, Jr., Jeffrey H. Coors, Peter H. Coors, and John K. Coors

11.                                 May Kistler Coors Trust dated September 24, 1965 by its acting Trustees:  William K. Coors, Joseph Coors, Jr., Jeffrey H. Coors, Peter H. Coors, and John K. Coors

12.                                 Darden K. Coors

13.                                 Jeffrey H. Coors

14.                                 John K. Coors

15.                                 Joseph Coors, Jr.

16.                                 Peter H. Coors

17.                                 William K. Coors

18.                                 Adolph Coors Foundation